SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE - São Paulo, November 6, 2015 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the third quarter ended September 30, 2015.

3Q15 Conference Call

November 9, 2015

> 8:00 am US EST
In English (simultaneous translation
from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

>  11:00 am Brasília Time
In Portuguese
Telephones:
+55-11-3728-5971 (Brazil)
Code: Gafisa

Replay:
+55-11-3127-4999 (Brazil)
Código: 87397286
+55-11-3127-4999 (USA)
Code: 44523725
IR Website: www.gafisa.com.br/ri

IR Contacts

Danilo Cabrera
Mariana Suarez
Phone: +55 11 3025-9242 / 9978
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ri

Media Relations

Máquina da Notícia  - Comunicação Integrada
Giovanna Bambicini
Phone: +55 11 3147-7414
Fax: +55 11 3147-7900
E-mail: gafisa@grupomaquina.com

Shares

GFSA3 – Bovespa
GFA – NYSE
Total shares outstanding: : 378.066.162[1]Average daily trading volume (90 days²):
R$9.2 million
(1) Including 10.584.757 treasury shares
(2) Until September 30, 2015

GAFISA RELEASES
3Q15 RESULTS

MANAGEMENT COMMENTS AND HIGHLIGHTS

Gafisa continued to show positive operational results in the second half of the year, despite the challenging economic environment on 2015.

We are pleased to report that Company’s consolidated net income totaled R$73.6 million in the first nine months of the year, reversing a loss of R$50.6 million recorded in the same period last year. In the third quarter specifically, consolidated net income totaled R$13.5 million, compared to a loss of R$10.0 million in 3Q14. In this quarter, the Gafisa segment recorded net income of R$1.7 million in the quarter, maintaining the segment’s positive momentum, and R$30.3 million in 9M15, while the Tenda segment accounted for R$11.8 million of the R$13.5 million total, in-line with Tenda’s performance in the previous quarter. Tenda ended the first nine months of 2015 with total net income of R$43.3 million.

 2015 has been characterized by an increasingly challenging economic environment in Brazil, including a deepening recession. Economic factors such as a more restrictive credit market, rising inflation and high unemployment have had a direct impact on the consumer decision-making process. Despite operating in such an environment, the Company has continued to produce improved operating and financial results in comparison with last year.

The Gafisa segment, while more affected by the deterioration in the macro-economic environment, continues to improve its operations and business management, and has successfully maintained the profitability levels of its projects.

   Tenda completed its third consecutive profitable quarter, reflecting the segment’s increased operational efficiency and the successful implementation of its new business model. In 3Q15, the Tenda segment delivered its last two legacy projects, and is now solely focused on the development of its portfolio of New Model projects.

In this regard, we would like to highlight the performance of both the Gafisa and Tenda projects in the quarter, which contributed to the Company’s positive consolidated results. The 3Q15 consolidated adjusted gross margin reached 35.9%. The Gafisa segment maintained stable profitability levels, with an adjusted gross margin of 37.9% in the quarter. At the same time, the full integration of the New Model within Tenda led the segment to record an adjusted gross margin of 32.1%.

Throughout the quarter, the Gafisa segment launched four projects, reaching an average SoS of launches of around 24%. The segment remains focused on the sale of legacy units, accounting for 71% of net pre-sales in the quarter, which totaled R$247.6 million in the third quarter. This focus helped the Company accelerate the sales pace of the Gafisa segment, which reached 11.0% in 3Q15, higher than both the 2Q15 and 3Q14 levels.

As a result of the improved operational performance, 3Q15 adjusted gross profit for the Gafisa segment reached R$152.6 million, while the profitability level was maintained with an adjusted gross margin of 37.9%. Year to date, the adjusted gross margin of the Gafisa segment reached 37.1%.

The Company continues to assess the most efficient profile for the Gafisa segment’s inventory level. In the third quarter, 44% of net sales were related to projects launched prior to 2013. During 9M15, this percentage accounted for about 50% of net sales, resulting in an inventory balance of R$2.0 billion at the end of the period. The Gafisa segment’s inventory was in line with the previous quarter and achieved a reduction of approximately 20% compared to 3Q14.

The weak outlook for the  current economic environment has led the Company to take a conservative approach in regards to launch activity through the rest of the year. We will seek to balance the placement of new products in the market, prioritizing those with more liquidity, in order to achieve adequate sales and profitability.

In the lower income segment, Tenda was able to sustain positive results and reported net income for the third consecutive quarter. The 3Q15 and 9M15 results reflect the increased operational scale of the New Model, which has allowed for a greater level of efficiency and improved management of both the financial and operational cycles.

In regards to the expansion of Tenda’s operating scale, the segment recorded its highest launch volumes since the beginning of the development of its new business model. In the 3Q15, launches of R$318.6 million comprised 9 new projects/phases located in the states of São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Bahia and Pernambuco.

The highlight of the quarter, once again, was the strong speed of sales result, which reached 23.0%. This was a result of greater product availability after four consecutive quarters of increased launch volumes, strong demand in the low income segment and a significant reduction in the volume of dissolutions in 3Q15. As a result, net pre-sales remained at heathy levels, totaling R$245.2 million, which is well above the R$35.9 million recorded in the previous year.

The Tenda segment delivered 5 projects during the quarter, representing 1,304 units and accounting for R$197.5 million in PSV, of which 52% (664 units, or R$104.6 million) were under the New Model. In the 9M15, the segment delivered R$591.0 million, with 58% relating to its new business model.

Tenda’s solid operating performance positively impacted its financial results, with adjusted gross income reaching R$71.1 million in 3Q15. The adjusted gross margin reached 32.1%, slightly higher than the 28-30% range that has been achieved since 2Q14, due to a one-off impact registered in the quarter.

Tenda has continued its efforts to achieve greater economies of scale by increasing launches and implementing strategies designed to ensure a strong speed of sales. Sustainable operating results over the last three quarters reinforces our confidence in the New Model.

On a consolidated basis, Gafisa and Tenda launches totaled R$606.8 million in 3Q15 and R$1.4 billion in 9M15, with net pre-sales of R$492.8 million and R$1.4 billion, respectively. The 3Q15 adjusted gross profit was R$223.8 million, with an adjusted gross margin of 35.9%; over the first nine months, adjusted gross profit was R$603.5 million, with an adjusted gross margin of 34.8%.

In keeping with the current economic scenario, Gafisa has taken steps to achieve greater stability in its cost and expense structure. Selling and administrative expenses were R$89.8 million in the third quarter, which is stable both on a y-o-y and q-o-q basis. Year-to-date, these expenses totaled R$250.3 million, a 7.2% decrease from 9M14, reflecting the Company’s commitment to streamlining its cost structure. As a result of these initiatives, consolidated net income totaled R$13.5 million in the quarter and R$73.6 million in the 9M15, compared to losses of R$10.0 and R$50.6 million, respectively, in the prior year periods.

At the end of September, the Net Debt / Shareholder’s Equity ratio was 50.5%, consistent with the previous quarter. Excluding financing for projects, the Net Debt / Shareholder’s Equity ratio was negative 13.2%. Consolidated operating cash generation reached R$78.5 million in the quarter and R$95.3 million year to date. The Company ended the 3Q15 with net cash burn of R$6.5 million, resulting in total cash burn of R$104.3 million year to date.

The Company has entered into the fourth quarter focused on achieving superior operating performance and continues to be guided, at all times, by capital discipline, the achievement of higher profitability and the generation of value for its shareholders and other stakeholders.

Sandro Gamba Chief Executive Officer – Gafisa S.A.	Rodrigo Osmo Chief Executive Officer – Tenda S.A.

MAIN CONSOLIDATED FIGURES

Table 1. Operating and Financial Highlights – (R$000 and % Company)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Launches	606,819	481,951	26%	510,428	19%	1,402,352	1,394,761	1%
Launches, Units	3,249	2,231	46%	1,534	112%	7,430	4,413	68%
Net Pre-sales	492,803	532,131	-7%	230,784	114%	1,448,278	903,125	60%
Pre-sales, Units	2,333	2,395	-3%	682	242%	6,636	3,079	116%
Pre-sales of Launches	98,873	108,001	-8%	152,858	-35%	266,591	370,003	-28%
Sales over Supply (SoS)	14.8%	15.9%	-110 bps	6.7%	810 bps	33.8%	21.8%	1,200 bps
Delivered projects (PSV)	197,539	954,460	-79%	366,917	-46%	1,937,747	1,602,596	21%
Delivered projects, Units	1,304	2,738	-52%	1,549	-16%	7,576	7,034	8%
Net Revenue	624,043	591,529	5%	494,191	26%	1,735,073	1,501,722	16%
Adjusted Gross Profit[1]	223,777	200,386	12%	179,920	24%	603,464	517,274	17%
Adjusted Gross Margin[1]	35.9%	33.9%	200 bps	36.4%	-60 bps	34.8%	34.4%	40 bps
Adjusted EBITDA[2]	92,417	72,831	27%	73,457	26%	261,613	189,767	38%
Adjusted EBITDA Margin[2]	14.8%	12.3%	250 bps	14.9%	-5 bps	15.1%	12.6%	20 bps
Net Income (Loss)	13,486	28,487	-53%	(9,954)	235%	73,623	(50,594)	246%
Backlog Revenues	808,851	901,383	-10%	1,296,708	-38%	808,851	1,296,708	-38%
Backlog Results[3]	324,850	364,238	-11%	488,973	-34%	324,850	488,973	-34%
Backlog Margin[3]	40.2%	40.4%	-20 bps	37.7%	250 bps	40.2%	37.7%	250 bps
Net Debt + Investor Obligations	1,571,811	1,563,283	1%	1,384,795	14%	1,571,811	1,384,795	14%
Cash and cash equivalents	921,828	876,813	5%	1,463,454	-37%	921,828	1,463,454	-37%
Shareholders’ Equity	3,110,914	3,097,881	0%	3,106,916	0%	3,110,914	3,106,916	0%
Shareholders’ Equity + Minority	3,112,609	3,099,492	0%	3,129,137	-1%	3,112,609	3,129,137	-1%
Total Assets	7,059,524	7,072,546	0%	7,578,854	-7%	7,059,524	7,635,296	-7%
(Net Debt + Obligations) / (SE + Minority)	50.5%	50.4%	10 bps	44.3%	620 bps	50.5%	44.3%	620 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638

FINANCIAL RESULTS

•         Net revenue recognized by the “PoC” method was R$402.5 million in the Gafisa segment and R$221.5 million in the Tenda segment. This resulted in consolidated revenue of R$624.0 million in the third quarter, a 26.3% increase year on year, and a 5.5% increase from the previous quarter. In 9M15, consolidated net revenue reached R$1.7 billion, an increase of 15.5% compared to 9M14.

•         Adjusted gross profit for 3Q15 was R$223.8 million, up from R$200.4 million in 3Q15 and from R$179.9 million in the same period of last year. Adjusted gross margin reached 35.9%, compared to 36.4% in the prior-year period and 33.9% in the 2Q15. Gafisa accounted for an adjusted gross profit of R$152.6 million, with an adjusted gross margin of 37.9%, while Tenda accounted for an adjusted gross profit of R$71.2 million, with a margin of 32.1% in 3Q15. In the 9M15, adjusted gross profit totaled R$603.5 million with an adjusted gross margin of 34.8%, versus R$517.3 million in the previous year.

•         Adjusted EBITDA was R$92.4 million in 3Q15, with a margin of 14.8%. The Gafisa segment reported adjusted EBITDA of R$66.8 million, while the Tenda segment’s adjusted EBITDA was R$24.4 million. In 9M15 consolidated adjusted EBITDA was R$261.6 million, an increase of 37.8% from R$189.8 million in 9M14, with a 15.1% margin. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect.

•         The Company reported positive net income of R$13.5 million in the third quarter. Gafisa reported a net profit of R$1.7 million, while Tenda reported a profit of R$11.8 million. In the first nine months, net income totaled R$73.6 million.

•         Operating cash generation totaled R$78.5 million in the 3Q15, closing the nine month period at R$95.3 million. Net cash consumption of R$6.5 million was recorded in 3Q15, with accumulated consumption of
R$104.3 million during 9M15.

OPERATING RESULTS

•         Launches totaled R$606.8 million in the 3Q15, comprising 13 projects in the states of São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Bahia and Pernambuco. The result was an increase over the R$482.0 million launched in 2Q15. The Gafisa segment accounted for 47% of the quarter’s launches, while the Tenda segment accounted for the remaining 53%. The volume launched in the 9M15 totaled R$1.4 billion.

•         Net pre-sales totaled R$492.8 million in 3Q15, of which R$247.6 million related to Gafisa and R$245.2 million related to Tenda. The consolidated result was a significant increase from the 3Q14 net pre-sales result of R$230.8 million. Consolidated sales from launches in the quarter represented 16.8% of the total, while sales from inventory comprised the remaining 83.2%. During the 9M15, the two segments combined reported R$1.4 billion in net pre- sales.

•         Consolidated sales over supply (SoS) reached 14.8% in 3Q15, compared to 15.9% in 2Q15 and 6.7% in 3Q14. On a trailing 12-month basis, Gafisa’s SoS was 29.6%, while Tenda’s SoS was 52.4%.

•         Consolidated inventory at market value remained stable q-o-q at R$2.8 billion. Gafisa’s inventory totaled R$2.0 billion, while Tenda’s inventory totaled R$820.7 million.

•         Throughout the third quarter, the Company delivered 5 projects/phases, totaling 1,304 units, accounting for R$197.5 million in PSV. The 3Q15 launches were exclusively from the Tenda segment. Over the past nine months, 30 projects / phases and 7,576 units were delivered, accounting for 1.9 billion in PSV.

       ANALYSIS OF RESULTS

       GAFISA SEGMENT

Consistent Gross Margin and Reduction in General and Administrative Expenses

Table 2. Gafisa Segment – Operating and Financial Highlights – (R$000, and % Gafisa)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Launches	288,234	252,585	14%	419,134	-31%	616,046	1,023,012	-40%
Net pre-sales	247,608	242,185	2%	194,892	27%	669,599	633,738	6%
Net pre-sales of Launches	71,433	66,973	7%	130,368	-45%	152,842	284,617	-46%
Sales over Supply (SoS)	11.0%	10.5%	50 bps	7.2%	380 bps	25.0%	20.2%	480 bps
Delivered projects (Units)	-	1,498	-100%	366	-100%	3,345	2,394	40%
Net Revenue	402,483	348,392	16%	365,256	10%	1,090,933	1,089,913	0%
Adjusted Gross Profit[1]	152,627	127,101	20%	141,462	8%	405,229	409,448	-1%
Adjusted Gross Margin[1]	37.9%	36.5%	140 bps	38.7%	-80 bps	37.1%	37.6%	-50 bps
Adjusted EBITDA[2]	66,846	52,400	28%	76,690	-13%	177,535	214,855	-14%
Adjusted EBITDA Margin[2]	16.6%	15.0%	160 bps	21.0%	-440 bps	16.3%	19.7%	-280 bps
Net Income (Loss)	1,656	8,452	-80%	15,263	-89%	30,312	30,068	1%
Backlog Revenues	557,508	664,074	-16%	1,157,390	-52%	557,508	1,157,390	-52%
Backlog Results[3]	215,810	265,190	-19%	448,963	-52%	215,810	448,963	-52%
Backlog Margin[3]	38.7%	39.9%	-120 bps	38.8%	-10 bps	38.7%	38.8%	-10 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. EBITDA from Gafisa segment does not consider the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

The Company maintenaned its level of net sales in 3Q15, despite more difficult market conditions. In addition, these results reflect Gafisa's commitment to improved operational efficiency and attaining a suitable cost structure given the current business cycle and the market outlook.

The 3Q15 adjusted gross margin was 37.9%, in line with the average levels reported in previous quarters and marginally lower y-o-y, due to a higher recognition of swaps in the period. These profitability levels support the stability of the gross margin in the Gafisa segment, and also highlight the solid performance of the Gafisa segment projects, resulting from the evolution of the Company's business cycle.

It is worth noting the continued downward trend in selling, general and administrative expenses, which were 13.2% lower year-over-year and down 7.6% compared to 2Q15. For the first nine months of the year, the reduction reached 15.1% compared with 9M14.

Net Income

Net income for the period was R$1.7 million, compared to R$8.5 million in the 2Q15 and R$15.3 million in the 3Q14. This decrease is due to a higher volume of other operating expenses, the lower contribution of AUSA equity income, and the higher volume of financial expenses in the period. 9M15 net income totaled R$30.3 million, compared to R$30.1 million in 9M14. Excluding the R$1.2 million in equity income from Alphaville, the Gafisa segment’s net income in 3Q15 was R$0.5 million, compared to R$8.7 million recorded in 3Q14 and R$3.3 million in 2Q15. In the 9M15, net income was R$7.0 million, compared to R$18.5 million in the same period last year.

Table 3 – Gafisa Segment – Net Income (R$ Million)

Gafisa Segment (R$ 000)	3Q15	2Q15	3Q14	9M15	9M14
Adjusted Gross Profit	152.6	127.1	141.5	405.2	409.4
Adjusted Gross Margin	37.9%	36.5%	38.7%	37.1%	37.6%
Net Profit	1.7	8.5	15.3	30.3	30.1
Equity Income from Alphaville¹	1.2	5.2	6.6	23.3	11.6
Net Profit Ex-Alphaville	0.5	3.3	8.7	7.0	18.5

TENDA SEGMENT

Profitability Anchored in Operational Consolidation of the New Model

Table 4. Tenda Segment – Operating and Financial Highlights – (R$000 and % Tenda)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Launches	318,585	229,366	39%	91,294	249%	786,306	371,749	112%
Net pre-sales	245,195	289,946	-15%	35,892	583%	778,679	269,387	189%
Net pre-sales of Launches	27,440	41,028	-33%	22,490	22%	113,749	85,387	33%
Sales over Supply (SoS)	23.0%	28.2%	-520 bps	4.6%	1,840 bps	48.7%	26.7%	2,200 bps
Delivered projects (Units)	1,304	1,240	5%	1,183	10%	4,231	4,640	-9%
Net Revenue	221,560	243,137	-9%	128,935	72%	644,140	411,809	56%
Adjusted Gross Profit[1]	71,150	73,285	-3%	38,458	85%	198,235	107,826	84%
Adjusted Gross Margin[1]	32.1%	30.1%	200 bps	29.8%	230 bps	30.8%	26.2%	460 bps
Adjusted EBITDA[2]	24,403	15,221	60%	(9,828)	348%	60,739	(36,648)	266%
Adjusted EBITDA Margin[2]	11.0%	6.3%	470 bps	-7.6%	1,860 bps	9.4%	-8.9%	1,830 bps
Net Income (Loss)	11,830	20,035	-41%	(25,219)	147%	43,311	(80,662)	154%
Backlog Revenues	251,343	237,309	6%	139,318	80%	251,343	139,318	80%
Backlog Results[3]	109,040	99,048	10%	40,010	173%	109,040	40,010	173%
Backlog Margin[3]	43.4%	41.7%	170 bps	28.7%	1,470 bps	43.4%	28.7%	1,470 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity in Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

The Tenda segment delivered its last two legacy projects in 3Q15. The segment continues to advance with the New Model operations, recording consistent margins and greater profitability.

In the 3Q15, Tenda recorded adjusted gross income of R$71.2 million, in line with the previous quarter, despite the lower revenue volume. The 3Q15 adjusted gross margin reached 32.1%. Notably, a portion of the accumulated Profit Sharing provision, totaling R$5.2 million, was reallocated to general and administrative expenses, representing a one-off, one-time positive impact of 2.3 p.p. on the adjusted gross margin for 3Q15.

Additionally, adjusted EBITDA totaled R$24.4 million in the quarter, compared to R$15.2 million in 2Q15 and a 3Q14 loss of R$9.8 million. The adjusted EBITDA margin reached 11.0%, reflecting higher net revenues and better gross margins over the past few quarters. In addition, the operational consolidation of Tenda’s New Model helped produce a strong expansion in the segment’s EBITDA during this period.

Net Income

In 3Q15, the Tenda segment achieved net income of R$11.8 million, lower than 2Q15 net income of
R$20.0 million, but a substantial improvement from the net loss of R$25.2 million in 3Q14. In 9M15, net income was R$43.3 million, compared to a net loss of R$80.7 million in the previous year, reflecting the improved operating and financial performance of the Tenda segment.

Table 5 – Tenda Segment – Net Income (R$ Million)

Tenda Segment (R$ million)	3Q15	2Q15	3Q14	9M15	9M14
Adjusted Gross Profit	71.2	73.3	38.5	198.2	107.8
Adjusted Gross Margin	32.1%	30.1%	29.8%	30.8%	26.2%
Net Profit	11.8	20.0	(25.2)	43.3	(80.7)

RECENT EVENTS

UPDATED STATUS OF THE SPIN-OFF PROCESS AND RECENT DEVELOPMENTS

In the 3Q15, the Company progressed with the evaluation of the potential separation of the Gafisa and Tenda business units. Since commencing the spin-off process in February 2014, the Company has executed multiple initiatives in order to make the two business units independent of one another from both an operational perspective, as well as a capital structure perspective.

The Company’s analysis of an appropriate capital structure is one of the main processes that is still ongoing. The Company continues to work in order to achieve the conditions deemed necessary for the desired capital structure model, which takes into consideration the business cycles of each of the business units.

As previously communicated in a Material Fact released to the market on April 29, 2015, these actions are ongoing and are taking longer than had been initially expected. As a result of this, and the on-going assessment of an appropriate capital structure, it is not yet possible to determine when the potential separation will be concluded.

The Company will keep its shareholders and the market informed of any developments related to the subjects mentioned above.

UPDATE TO SHARE REPURCHASE PROGRAM

On February 2, 2015, the Company approved the creation of a new share buyback program of up to a maximum of 27 million common shares which, when added up to the 10.6 million shares held in treasury at the record date, represent about 10% of the total common shares issued by the Company. To date, it has acquired 1,000,000  shares, totaling R$2.0 million, as part of the program. In 2015, through the various buyback programs, 11.9 million shares were acquired, with a total disbursement of R$24.2 million.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000..

Operating Results

Launches and Pre-Sales

Third quarter 2015 launches totaled R$288.2 million, representing 4 projects/phases located in the cities of São Paulo and Rio de Janeiro. The sales speed of these launches reached 19.2%. In the first 9M15, the Gafisa segment totaled R$616.0 million in launches, representing 43.9% of consolidated launches.

The Gafisa segment’s 3Q15 gross pre-sales totaled R$394.8 million. Dissolutions reached R$147.2 million and net pre-sales reached R$247.6 million, an increase of 27.0% compared to 3Q14 and an increase of 2.2% compared to the previous quarter. In the 9M15, the volume of dissolutions was R$387.7 million and net sales totaled R$669.6 million. In the quarter, the sales over supply (SoS) of the Gafisa segment was 11.0%, higher than that of 3Q14 and 2Q15.

The Company continues to concentrate its efforts on the sale of remaining units. As a result, approximately 77% of net sales during the period related to projects launched through 2013, resulting in an improvement in the inventory profile of the Gafisa segment. Taking into consideration only 3Q15 launches, they representend 22.4% of the total sold in the quarter.

Table 6. Gafisa Segment – Launches and Pre-sales (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Launches	288,234	252,585	14%	419,134	-31%	616,046	1,023,012	-40%
Pre-Sales	247,608	242,185	2%	194,892	27%	669,599	633,738	6%

Sales over Supply (SoS)

The Gafisa segment’s sales velocity was 11.0% in 3Q15, above the 7.2% recorded in 3Q14 and the 10.5%  2Q15. On a trailing 12 month basis, Gafisa’s SoS reached 29.6%.

Notably in 3Q15, the sales speed of launches at the Gafisa segment was impacted by the launch in Sao Paulo of a project framed as HIS (Social Housing), with PSV of R$92.3 million. This project had a slower sales dinamic, characteristic of projects focused on the economic (low-income) segment.

Dissolutions

The weak economic conditions have directly impacted consumer confidence and, accordingly, the level of dissolutions. Due to the challenging operating environment, the level of dissolutions in the Gafisa segment reached R$147.2 million in 3Q15, a decrease compared to R$150.7 million in 3Q14 and an increase from the R$115.6 million in the previous quarter. It is also worth noting that the level of dissolutions in 9M15 has been impacted by the increased volume of deliveries in the quarter. During the 9M15, 3,345 units were delivered, corresponding to R$1.3 billion in PSV.

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. A comprehensive approach in the credit review process at the time of sale has generated a more efficient process of transferring Gafisa customers to financial institutions. This progress has occurred despite deteriorating macroeconomic conditions, especially since the second half of 2014.

In recent quarters the Gafisa segment has been able to reduce the level of dissolutions by enabling customers facing financial pressure to swap their units for those that better match their financial position. Year to date, such unit reversions have accounted for approximately 36.2% of total dissolved PSV, resulting in the reversal of R$ 102.2 million into new sales in 9M15. This achievement further reflects the flexibility of Gafisa’s product portfolio.

In addition, in the 9M15, 749 Gafisa units were cancelled and 487 units, representing R$274.1 million, were already resold in the period.

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to 2014 represented 71.2% of net sales in the period. In the 9M15, inventory as a percentage of sales reached 77.2%. The market value of the Gafisa segment inventory decreased by 3.1% q-o-q, totaling R$2.0 billion. The reduction reflects current market conditions and the effect of the sales income in the period, as well as pricing adjustments on a few legacy projects.Finished units outside of core markets accounted for R$96.6 million, or 4.8% of total inventory.

Table 7. Gafisa Segment – Inventory at Market Value (R$000)

	Inventories BoP 2Q15	Launches	Dissolutions	Gross Sales	Adjustments[1]	Inventories EoP 3Q15	% Q/Q
São Paulo	1,482,644	176,187	113,540	(311,271)	(108,573)	1,352,527	-9%
Rio de Janeiro	486,958	112,047	29,178	(72,122)	4,950	561,011	15%
Other Markets	105,435	-	4,487	(11,420)	(1,854)	96,648	-8%
Total	2,075,036	288,234	147,205	(394,813)	(105,477)	2,010,186	-3%

* The period adjustments are a reflection of updates related to the project scope, release date and inflationary update in the period.

During the same period, finished units represented R$374.2 million, or 18.6% of total inventory. Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented
R$96.6 million, a decrease of 49.4% when compared to the R$191.1 million recorded last year and down 8.3% from 2Q15. The Company estimates that by 2016, it will have monetized a large portion of its inventory in non-core markets, based on the sales rate observed in these markets over the past few quarters.

In regards to Gafisa’s inventory, approximately 54%, or R$1.1 billion, is concentrated in projects that are to be delivered in the third quarter of 2016. This will be reflected in the sale of inventory in the coming quarters, rather than finished units.

Table 8. Gafisa Segment – Inventory at Market Value – Construction Status (R$000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units¹	Total 3Q15
São Paulo	162,044	52,537	533,690	551,114	53,143	1,352,527
Rio de Janeiro	12,396	-	95,027	229,158	224,431	561,011
Other Markets	-	-	-	-	96,648	96,648
Total	174,439	52,537	628,716	780,271	374,222	2,010,186

1)      Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Landbank

The Gafisa segment land bank, with a PSV of approximately R$5.7 billion, is comprised of 28 potential projects/ phases, amounting to nearly 10.8 thousand units.79% of potential projects/phases are located in São Paulo and 21% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, impacting the total percentage of land acquired, which was 59%.

Table 9. Gafisa Segment – Landbank (R$000)

	PSV (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	4,492,656	46.1%	46.1%	0.0%	589	9,386
Rio de Janeiro	1,203,000	88.9%	88.9%	0.0%	361	1,421
Total	5,695,656	59.5%	59.5%	0.0%	950	10,807

Table 10. Gafisa Segment – Changes in the Landbank (2Q15 x 3Q15 - R$000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	4,532,063	115,873	(176,187)	-	20,907	4,492,656
Rio de Janeiro	1,339,778	-	(112,047)	-	(24,732)	1,203,000
Total	5,871,842	115,873	(288,234)	-	(3,825)	5,695,656

In 3Q15, the Company acquired one new land plot with a PSV of R$115.9 million, representing an acquisition cost of R$29.4 million. The acquisition was 46% financed by cash and 54% financed by swap agreements. It is important to note that the cash disbursement will occur when the project is launched, which is originally scheduled for 2017.

The quarterly adjustments reflect updates related to project scope, expected launch date, and inflationary adjustments to the land bank during the period.

Gafisa Vendas

During 9M15, Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 61% of gross sales. Gafisa Vendas currently has a team of 700 highly trained, dedicated consultants, in addition to an online sales force.

Delivered Projects

During 3Q15, there were no deliveries by the Gafisa segment. In the 9M15, 14 projects/phases totaling 3,345 units were delivered, accounting for R$1.3 billion in PSV, compared to 15 projects/ phases delivered in 9M14, representing 2,394 units.Currently, Gafisa has 31 projects under construction, all of which are on schedule according to the Company’s business plan.

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s plan is to transfer 90% of eligible units up to 90 days after the delivery of the project. In accordance with this policy, transfers totaled R$153.6 million in PSV in the third quarter.

Of the year to date deliveries totaling R$1.3 billion, corporate projects comprised 61.1%. Financing arrangements for corporate projects differ from that of residential projects, resulting in a smaller contribution to transfer volumes, which impacted cash generation in the quarter.

Table 11. Gafisa Segment – Delivered Project

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
PSV Transferred ¹	153,646	169,829	-10%	180,857	-15%	521,489	623,610	-16%
Delivered Projects	-	5	-100%	3	-100%	14	15	-7%
Delivered Units	-	1,498	-100%	366	-100%	3,345	2,394	40%
Delivered PSV²	-	777,258	-100%	214,826	-100%	1,346,716	1,128,126	19%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

Financial Results

Revenues

3Q15 net revenues for the Gafisa segment totaled R$402.5 million, an increase of 15.5% q-o-q and 10.2% y-o-y. This reflects the partial revenue recognition from projects launched in previous quarters.

In 3Q15, 99.8% of Gafisa segment revenues were derived from projects located in Rio de Janeiro/São Paulo, while 0.2% were derived from projects in non-core markets. The table below provides additional details.

Table 12. Gafisa Segment – Revenue Recognition (R$000)

		3Q15				3Q14
Launches	Pre-sales	% Sales	Revenue	% Revenue	Pre-sales	% Sales	Revenue	% Revenue
2015	71,433	29%	43,229	11%	-	-	-	-
2014	68,354	28%	73,763	18%	130,368	67%	10,583	3%
2013	79,054	32%	124,134	31%	15,349	8%	30,555	8%
≤ 2012	28,767	11%	161,357	40%	49,176	25%	324,117	89%
Total	247,608	100%	402,483	100%	194,892	100%	365,255	100%
SP + RJ	240,675	97%	401,550	100%	171,603	88%	354,210	97%
Other Markets	6,933	3%	934	0%	23,289	12%	11,045	3%

Gross Profit & Margin

Gross profit for the Gafisa segment in 3Q15 was R$108.8 million, compared to R$90.3 million in 2Q15, and R$106.7 million in the prior year period. Third quarter gross margin of 27.0% was impacted by a
R$7.3 million increase in revenue compared to the previous year, as projects comprised a higher number of swapped units. In keeping with accounting rules, the gross margin on these projects is lower initially, before normalizing over time.

Excluding financial impacts, the adjusted gross margin reached 37.9% in 3Q15 compared to 36.5% in the 2Q15 and 38.7% in the prior year period, reaffirming broadly stable levels of profitability in the Gafisa segment. This is a result of the strategic consolidation in the metropolitan regions of São Paulo and Rio de Janeiro and the completion of older projects in other non-core markets.

The table below contains more details on the breakdown of Gafisa’s gross margin in 3Q15.

Table 13. Gafisa Segment – Gross Margin (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net Revenue	402,483	348,392	16%	365,256	10%	1,090,933	1,089,913	0%
Gross Profit	108,830	90,268	21%	106,723	2%	297,245	314,748	-6%
Gross Margin	27.0%	25.9%	110 bps	29.2%	-220 bps	27.2%	28.9%	-170 bps
(-) Financial Costs	(43,797)	(36,833)	19%	(34,739)	26%	(107,984)	(94,700)	14%
Adjusted Gross Profit	152,627	127,101	20%	141,462	8%	405,229	409,448	-1%
Adjusted Gross Margin	37.9%	36.5%	140 bps	38.7%	-80 bps	37.1%	37.6%	-50 bps

Table 14. Gafisa Segment – Gross Margin Composition (R$000)

	SP + RJ	Other Markets	3Q15
Net Revenue	401,550	935	402,483
Adjusted Gross Profit	154,025	(1,398)	152,627
Adjusted Gross Margin	38.4%	-149.6%	37.9%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$46.6 million in the 3Q15, a decrease of 13.2% y-o-y and 7.6% q-o-q. In the first nine months of the year, these expenses totaled R$140.0 million, 15.1% below the R$165.0 million the previous year.

Selling expenses decreased 1.9% compared to 2Q15 and increased by 3.8% from 3Q14. For the 9M15, selling expenses decreased by 13.8% compared to the same period last year.

The segment’s general and administrative expenses reached R$24.1 million in 3Q15, a decrease of 24.8% compared to the previous year and a 12.3% decline q-o-q. In 9M15, general and administrative expenses reached R$80.4 million, representing a decrease of 16.1% compared to R$95.9 million in 9M14.

The reduction in the level of SG&A expenses in the Gafisa segment reflects the Company's commitment to improve operational efficiency and achieve a level of costs and expenses that are appropriate for the current stage of the business cycle and economic outlook.

Table 15. Gafisa Segment – SG&A Expenses (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Selling Expenses	22,543	22,976	-2%	21,713	4%	59,611	69,133	-14%
G&A Expenses	24,087	27,466	-12%	32,031	-25%	80,438	95,886	-16%
Total SG&A Expenses	46,630	50,442	-8%	53,744	-13%	140,049	165,019	-15%
Launches	288,234	252,585	14%	419,134	-31%	616,046	1,023,012	-40%
Net Pre-Sales	247,608	242,185	2%	194,892	27%	669,599	633,738	6%
Net Revenue	402,483	348,392	16%	365,256	10%	1,090,933	1,089,913	0%

Other Operating Revenues/Expenses reached R$30.6 million in 3Q15, an increase of 43.2% compared to the 2Q15, and of 96.4% compared to the previous year period. In the 9M15, Other Operating Revenues/Expenses totaled R$80.5 million. This increase reflects the higher levels of litigation expenses related to increased deliveries of older projects held in 2012, 2013 and 2014.

The Company continues to be more proactive and to mitigate risks associated with potential contingencies. Among a few initiatives that have been implemented during the year, we highlight: (i) agreements policy; (ii) new remuneration model of attorney fees; (iii) legal committee for ongoing litigation monitoring.

The table below contains more details on the breakdown of this expense.

Table 16. Gafisa Segment – Other Operating Revenues/ Expenses (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y(%)
Litigation expenses	(23,519)	(24,622)	-4%	(13,750)	71%	(68,106)	(40,419)	68%
Expenses w/ updating the balance of the stock options program for AUSA shares	-	-	-	-	-	-	(13,863)	-100%
Other	(7,087)	3,244	318%	(1,829)	287%	(12,399)	(1,637)	657%
Total	(30,606)	(21,378)	43%	(15,579)	96%	(80,505)	(55,919)	44%

A higher volume of deliveries over the past three years, due to the delivery of delayed projects in discontinued markets, led to an increase in the level of contingencies. The Gafisa segment has since concentrated its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This new strategic geographical positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$66.8 million in 3Q15, representing growth of 27.6% compared to R$52.4 million in the prior quarter and a decrease of 12.8% compared to R$76.7 million in 3Q14. Adjusted EBITDA for the 9M15 was R$177.5 million, compared to R$214.9 million in the 9M14.

Compared with the prior-year period, 3Q15 EBITDA was impacted by the following factors: (i) a slightly lower level of gross margin; and (ii) addition of R$24.6 million in expenses related to contingencies, recognized as Other Revenues/Expenses. Note that adjusted EBITDA for the Gafisa segment does not include equity income from Alphaville.

The adjusted EBITDA margin, using the same criteria, increased to 16.6% when compared to 15.0% from 2Q15, and 21.0% in 3Q14. In the 9M15, the EBITDA margin reached 16.3%, versus 19.7% in the previous year period.

Table 17. Gafisa Segment – Adjusted EBITDA (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net (Loss) Profit	1,656	8,452	-80%	15,263	-89%	30,312	30,068	1%
(+) Financial Results	17,719	2,966	497%	13,086	35%	30,429	25,315	20%
(+) Income taxes	(5,143)	278	-1950%	8,789	-159%	2,485	20,019	-88%
(+) Depreciation & Amortization	8,422	8,079	4%	7,744	9%	24,780	30,261	-18%
(+) Capitalized interests	43,797	36,833	19%	34,739	26%	107,984	94,700	14%
(+) Expense w Stock Option Plan	1,919	1,850	4%	2,886	-34%	5,859	27,265	-79%
(+) Minority Shareholders	(356)	(848)	-58%	778	-146%	(975)	(1,213)	-19%
(-) Alphaville Effect Result	(1,168)	(5,210)	-78%	(6,595)	-82%	(23,339)	(11,560)	102%
Adjusted EBITDA	66,846	52,400	28%	76,690	-13%	177,535	214,855	-17%
Net Revenue	402,483	348,392	16%	365,256	10%	1,090,933	1,089,913	0%
Adjusted EBITDA Margin	16.6%	15.0%	160 bps	21.0%	-440 bps	16.3%	19.7%	-340 bps

1)      EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$215.8 million in 3Q15. The consolidated margin for the quarter was 38.7%, in line with 38.8% posted in last year’s third quarter.

Table 18. Gafisa Segment – Results to be recognized (REF) (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)
Revenues to be recognized	557,508	664,074	-16%	1,157,390	-52%
Costs to be recognized (units sold)	(341,698)	(398,884)	-39%	(708,427)	-52%
Results to be recognized	215,810	265,190	-19%	448,963	-52%
Backlog Margin	38.7%	39.9%	-120 bps	38.8%	-10 bps

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.500.

Operating Results

Launches and Sales

Third quarter launches totaled R$318.6 million and included 9 projects/phases in the states of São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Bahia and Pernambuco. The Tenda segment accounted for 52.5% of launches in the quarter. In the first six months of the year, launch volumes reached R$786.3 million.

During 3Q15, gross sales reached R$287.2 million and dissolutions were R$42.0 million, resulting in total net pre-sales of R$245.2 million, a decrease of 15.4% compared to the previous quarter, in which sales benefited from the Feirões da Caixa (Caixa Econômica Property Fair). Compared with the prior-year period, there was an increase of 583.1%. In the 9M15, the volume of dissolutions was R$152.1 million and net pre-sales totaled R$778.7 million, a 189.1% increase in comparison to 9M14.

Sales from units launched during 9M15 accounted for 40.5% of total sales, while sales from units launched during 3Q15 accounted for 11.2% of total sales.

Table 19. Tenda Segment – Launches and Pre-sales (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Launches	318,585	229,366	39%	91,294	249%	786,306	371,749	112%
Pre-Sales	245,195	289,946	-15%	35,892	583%	778,679	269,387	189%

Sales over Supply (SoS)

In 3Q15, sales velocity (sales over supply) was 23.0%, and on a trailing 12 month basis, Tenda’s SoS ended 3Q15 at 52.4%.

Below is a breakdown of Tenda’s SoS, which includes both legacy and New Model projects throughout 3Q15.

Table 20. SoS Gross Revenue (Ex-Dissolutions)

	3Q14	4Q14	1Q15	2Q15	3Q15
New Model	20.3%	22.0%	32.7%	37.4%	29.6%
Legacy Projects	28.3%	17.5%	20.1%	24.3%	19.4%
Total	24.4%	20.2%	28.6%	33.4%	26.9%

Table 21. SoS Net Revenue

	3Q14	4Q14	1Q15	2Q15	3Q15
New Model	11.8%	18.8%	30.9%	35.2%	27.1%
Legacy Projects	-2.0%	5.0%	7.0%	12.0%	11.4%
Total	4.8%	13.3%	23.3%	28.2%	23.0%

Dissolutions

The level of dissolutions in the Tenda segment totaled R$42.0 million in 3Q15, a decrease of 21.8% from 2Q15 and a decrease of 71.3% compared to 3Q14.

As expected, the amendment to sales processing established in August 2014 reduced the level of dissolutions during the period. Approximately 53% of the dissolutions in the period were related to old projects.

Table 22. PSV Dissolutions – Tenda Segment (R$ thousand and % of gross sales by model)

	3Q14	% GS	4Q14	% GS	1Q15	% GS	2Q15	% GS	3Q15	% GS
New Model	31,640	42.1%	18,003	14.3%	12,594	4.2%	15,648	4.5%	19,576	6.8%
Legacy Projects	114,697	107.1%	48,281	71.7%	43,737	14.6%	38,115	11.1%	22,447	7.8%
Total	146,337	80.3%	66,285	34.4%	56,332	18.8%	53,763	15.6%	42,023	14.6%

Table 23. Tenda Segment – Net Pre-sales by Market (R$ million)

	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15
New Model
Gross Sales	-	-	-	-	13.6	57.0	59.7	84.5	94.3	116.3	75.2	125.6	232.6	268.5	233.1
Dissolutions	-	-	-	-	-	(2.1)	(7.4)	(6.3)	(34.2)	(25.1)	(31.6)	(18.0)	(12.6)	(15.7)	(19.6)
Net Sales	-	-	-	-	13.6	54.9	52.3	78.2	60.2	91.2	43.5	107.6	220.0	252.8	213.5
Legacy Projects
Gross Sales	249.1	344.9	293.8	287.9	225.6	270.7	223.9	154.2	150.6	183.0	107.1	67.3	67.3	75.2	54.1
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(155.7)	(126.0)	(68.8)	(159.0)	(92.5)	(114.7)	(48.3)	(43.7)	(38.1)	(22.4)
Net Sales	(90.4)	15.7	30.0	(29.7)	(6.9)	115.0	97.9	85.4	(8.4)	90.6	(7.6)	19.0	23.5	37.1	31.7
Total
Dissolutions (Units)	3.157	2.984	2.202	2.509	1.700	1.172	924	491	1.270	820	948	428	367	373	286
Gross Sales	249.1	344.9	293.8	287.9	239.3	327.7	283.6	238.7	244.9	299.3	182.2	192.9	299.9	343.7	287.2
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(157.8)	(133.5)	(75.1)	(193.2)	(117.6)	(146.3)	(66.3)	(56.3)	(53.8)	(42.0)
Net Sales	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5	289.9	245.2
Total (R$)	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5	289.9	245.2
MCMV	(95.7)	21.5	8.0	(3.6)	36.2	142.6	119.2	122.4	57.2	151.4	39.0	116.7	217.7	260.0	216.4
Out of MCMV	6.3	(5.7)	22.1	(26.0)	(29.4)	29.2	30.9	41.2	(5.4)	30.3	(3.1)	9.9	25.8	29.9	28.8

Tenda remains focused on the completion and delivery of legacy projects. As such, the Company is dissolving contracts with ineligible clients, so as to sell the units to new, qualified customers.

Tenda had 1,026 units cancelled and returned to inventory in the 9M15, of which 602 units were already resold to qualified customers during the same period. The sale and transfer process plays an important role in the New Tenda Business Model. It is expected that within a period of up to 90 days, the effective sale and transfer process will be complete.

Tenda Segment Transfers

In the 3Q15, 1,869 units were transferred to financial institutions, representing R$248.6 million in net pre-sales.

Table 24. Tenda Segment – PSV Transferred – Tenda (R$000)

	1Q13	2Q13	3Q13	4Q13	1Q14	3Q14	3Q14	4Q14	1Q15	2Q15	3Q15
New Model	-	26,609	52,466	42,921	49,776	69,563	59,736	67,621	114,939	200,902	194,719
Legacy Projects	274,358	249,699	230,613	145,038	139,721	154,155	100,361	74,773	59,110	53,112	53,912
PSV transferred[1]	274,358	276,308	283,079	187,959	189,497	223,717	160,097	142,393	174,049	254,014	248,631

1) PSV transferred refers to the conclusion of the transfer operation.

2) PSV = Potential sales volume of the units.

Tenda Segment Delivered Projects

During 3Q15, Tenda delivered 5 projects/phases and 1,304 units, reaching a PSV of R$197.5 million. Of this total amount, 640 units, representing R$93.0 million in PSV, were related to the remaining Legacy units. In 9M15, 16 projects/phases and 4,231 units were delivered, reaching a PSV of R$591.0 million. The New Model accounting for 2,383 units and R$344.1 million of the PSV in 9M15. Notably, following the delivery of the last two legacy projects, Tenda has now fully integrated the New Model operations.

Inventory

The market value of Tenda inventory was R$820.7 million at the end of the 3Q15, up 11.2% when compared to R$738.4 million at the end of 2Q15, due to the large volume of launches in the quarter. Inventory related to the remaining units for the Tenda segment totaled R$246.9 million or 30.1% of the total, down 9.5% versus 2Q15 and 36.1% as compared to 3Q14. During the quarter, inventory comprising units within the Minha Casa Minha Vida program totaled R$707.3 million, or 86.2% of total inventory, while units outside the program totaled R$113.4 million, a decrease of 20.0% q-o-q and 36.6% y-o-y.

Table 25. Tenda Segment – Inventory at Market Value (R$000) – by Region

	Inventory EP 2Q15	Launches	Dissolutions	Pre-Sales	Price Adjustment + Others	Inventory EP 3Q15	% Q/Q
São Paulo	178,284	37,776	10,198	(72,186)	2,554	156,627	-12%
Rio Grande do Sul	43,401	39,214	1,336	(28,486)	2,035	57,500	32%
Rio de Janeiro	163,732	114,575	11,697	(64,438)	764	226,330	38%
Bahia	149,507	37,295	3,715	(56,090)	433	134,860	-10%
Pernambuco	74,068	36,533	2,926	(24,945)	745	89,326	21%
Minas Gerais	64,718	53,192	7,151	(29,979)	2,696	97,778	51%
Others	64,648	-	5,000	(11,095)	(229)	58,324	-10%
Total Tenda	738,358	318,585	42,023	(287,218)	8,997	820,745	11%
MCMV	596,533	318,585	26,845	(243,202)	8,578	707,339	19%
Out of MCMV	141,825	-	15,177	(44,016)	418	113,405	-20%

¹ The quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Table 26. Tenda Segment – Inventory at Market Value (R$000) – Construction Status

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 3Q15
New Model - MCMV	116,681	335,585	79,228	35,878	6,478	573,850
Legacy – MCMV	-	-	61,061	-	72,429	133,489
Legacy – Out of MCMV	-	-	-	-	113,405	113,405
Total Tenda	116,681	335,585	140,288	35,878	192,312	820,745

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Regarding legacy projects, the Tenda segment is still awaiting for the legalization of a project with a total PSV of R$61.1 million to move forward with construction.

Tenda Segment Landbank

The Tenda segment land bank, with a PSV of approximately R$4.0 billion, is comprised of 112 different projects/phases. Out of these projects/phases 18% are located in São Paulo, 13% in Rio Grande do Sul, 26% in Rio de Janeiro, 5% in Minas Gerais, 29% in Bahia, and 8% in Pernambuco. In total this reflects more than 29,000 units.

Table 27. Tenda Segment – Landbank (R$000)

	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	739,158	0.0%	0.0%	0.0%	4,752	4,752
Rio Grande do Sul	539,346	15.1%	0.0%	15.1%	3,920	3,920
Rio de Janeiro	1,053,161	19.9%	19.9%	0.0%	7,464	7,464
Bahia	1,164,363	12.2%	12.2%	0.0%	9,280	9,280
Pernambuco	316,268	15.1%	15.1%	0.0%	2,512	2,512
Minas Gerais	208,388	51.5%	51.5%	0.0%	1,420	1,420
Total	4,020,685	15.1%	12.3%	2.8%	29,348	29,348

Table 28. Tenda Segment – Changes in the Landbank (2Q15 x 3Q15 - R$000)

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
São Paulo	714,679	58,191	(37,776)	4,064	739,158
Rio Grande do Sul	471,559	108,695	(39,214)	(1,694)	539,346
Rio de Janeiro	1,176,586	-	(114,575)	(8,850)	1,053,161
Bahia	1,199,945	-	(37,295)	1,713	1,164,363
Pernambuco	242,818	96,472	(36,533)	13,511	316,268
Minas Gerais	191,035	69,790	(53,192)	756	208,388
Total	3,996,623	333,148	(318,585)	9,500	4,020,685

In 3Q15, the Tenda segment acquired new land plots with a potential PSV of R$243.3 million, representing an acquisition cost of R$17.8 million, all in cash, with disbursement over the next few quarters. Outside of these acquisitions, the Tenda segment reinstated three more land plots with a PSV of approximately R$89.8 million, which were previously for sale, however, with the positive results of the latest feasibility studies, they were re-added to the Tenda segment’s landbank.

New Model Update and Turnaround

During 2015, Tenda launched projects under its New Business Model, which is based on three pillars: operational efficiency, risk management, and capital discipline.

Currently, the Company continues to operate in six macro regions: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife, with a total of 42 projects and a launched PSV of R$1,713.5 million to date. Below is a brief description of the average performance of these projects, per region.

Notably, the Tenda segment has delivered 14 projects, totaling 4,203 units and R$572.0 million in PSV, all of them attaining the performance and profitability drivers established for the New Model.

Table 29. Tenda – New Model Monitoring 2013, 2014 and 2015

	SP	RJ	BA	PE	MG	RS	2013
Projects	4	1	2	-	-	-	7
Units	1,380	300	779	-	-	-	2,459
Total PSV (R$000)	189.7	40.4	83.9	-	-	-	313.9
Units Sold	1,376	290	770	-	-	-	2,436
% Sold	100%	97%	99%	-	-	-	99%
SoS Avg (Month)	11%	6%	5%	-	-	-	9%
Repasses	1,378	206	756	-	-	-	2,340
% Transferred (Sales)	100%	69%	97%	-	-	-	95%
Work Progress	100%	100%	100%	-	-	-	100%

	SP	RJ	BA	PE	MG	RS	2014
Projects	4	4	4	1	1	-	14
Units	720	1,511	1,220	432	432	-	4,315
Total PSV (R$000)	117.8	224.8	151.5	58.8	60.4	-	613.3
Units Sold	713	1,210	1,106	429	412	-	3,870
% Sold	99%	80%	91%	99%	95%	-	90%
SoS Avg (Month)	13%	6%	8%	7%	5%	-	9%
Repasses	677	813	974	397	324	-	3,185
% Transferred (Sales)	95%	55%	79%	92%	75%	-	74%
Work Progress	98%	79%	79%	91%	50%	-	83%

	SP	RJ	BA	PE	MG	RS	2015
Projects	5	5	4	3	2	2	21
Units	1,120	1,258	1,280	944	372	600	5,574
Total PSV (R$000)	178.5	188.5	158.1	122.3	53.2	85.6	786.3
Units Sold	839	211	447	266	34	280	2,078
% Sold	75%	17%	35%	28%	9%	47%	37%
SoS Avg (Month)	13%	4%	10%	5%	5%	7%	8%
Repasses	706	82	281	192	-	153	1,414
% Transferred (Sales)	63%	7%	24%	21%	-	24%	25%
Work Progress	38%	4%	23%	14%	25%	14%	20%

Financial Result

Revenues

Tenda’s 3Q15 net revenues totaled R$221.5 million, an increase of 71.8% compared with 3Q14, reflecting an increased volume of net sales as a result of the lower level of dissolutions compared to previous periods. As shown in the table below, revenues from new projects accounted for 83.5% of Tenda’s revenues in 3Q15, while revenues from older projects accounted for the remaining 16.5%.

Table 30. Tenda – Pre-Sales and Recognized Revenues (R$000)

		3Q15				3Q14
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2015	162,543	66%	81,907	37%	-	-	-	-
2014	51,146	21%	98,808	45%	22,490	63%	9,535	8%
2013	(152)	0%	4,316	2%	21,043	58%	69,192	56%
≤ 2012	31,658	13%	36,529	16%	(7,641)	-21%	50,208	36%
Landbank Sale	-	0%	-	0%	-	0%	-	0%
Total	245,195	100%	221,560	100%	35,891	100%	128,935	100%
Legacy	31,658	13%	36,529	16%	(7,641)	-21%	50,208	36%
New Model	213,537	87%	185,031	84%	43,532	121%	78,727	64%

Gross Profit & Margin

3Q15 gross profit totaled R$67.4 million, up significantly from R$22.1 million in 3Q14, and slightly down from R$68.3 million in the 2Q15. Gross margin for the quarter reached 30.4%, compared to 17.2% in 3Q14 and 28.1% in 2Q15. The improvement in gross margin is due to the increased participation of projects launched under the New Business Model, which are more profitable. Reductions in the volume of older projects and the increase in the number of projects launched under the New Model have contributed to the improved results.

Tenda’s adjusted gross margin ended 3Q15 at 32.1%, above the 30.1% recorded in 2Q15, and the 29.8% in 3Q14. Notably, a portion of the accumulated employee Profit Sharing provision totaling R$5.2 million, previously recorded at cost, was reallocated to general and administrative expenses, representing a one-time positive impact of  2.3 p.p. in the adjusted gross margin of 3Q15. During the 9M15, Tenda’s adjusted gross margin was 30.8%, above 26.2% in 9M14.

The table below shows Tenda’s gross margin breakdown in 3Q15. It is worth noting that the gross margin for the first projects under Tenda’s New Business Model also benefits from the use of older land bank, resulting in increased profitability.

Table 31. Tenda – Gross Margin (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y(%)
Net Revenue	221,560	243,137	-9%	128,935	72%	644,140	411,809	56%
Gross Profit	67,390	68,275	-1%	22,130	205%	186,718	76,357	145%
Gross Margin	30.4%	28.1%	230 bps	17.2%	1,320 bps	29.0%	18.5%	1,050 bps
(-) Financial Costs	(3,760)	(5,010)	-25%	(16,328)	-77%	(11,517)	(31,469)	-63%
Adjusted Gross Profit	71,150	73,285	-3%	38,458	85%	198,235	107,826	84%
Adjusted Gross Margin	32.1%	30.1%	200 bps	29.8%	230 bps	30.8%	26.2%	460 bps

Selling, General and Administrative Expenses (SG&A)

During 3Q15, selling, general and administrative expenses totaled R$43.1 million, a 9.9% increase compared to R$39.3 million in 2Q15, and an increase of 26.3% y-o-y. In the 9M15, SG&A totaled R$110.2 million, up 5.4% from 9M14.

Selling expenses totaled R$16.3 million in 3Q15, a 7.8% decrease q-o-q and a 6.3% increase y-o-y, due to the ongoing expansion in launch volume and increased gross sales of the Tenda segment in the last quarters. In the 9M15, selling expenses increased 12.4% year-over-year to R$47.0 million.

In regards to G&A expenses, there was an increase of 24.3% q-o-q and of 42.5% y-o-y, due to an adjustment in the allocation of the Profit Sharing provision of R$5.5 million,previously registered as cost (R$5.2 million) and selling expenses (R$0.3 million), as previously explained. Excluding this one-off effect and considering the same base of comparison, general and administrative expenses would be R$21.4 million, similar to 2Q15 levels. YTD, general and administrative expenses totaled R$63.2 million, in line with the R$62.8 million recorded in 9M14.

Another step taken by the Tenda segment to improve its operational and financial cycle is a reduction in the cost structure to a level more compatible with the current stage of the Company’s business model, in order to achieve better profitability.

Table 32. Tenda – SG&A Expenses (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y(%)
Selling Expenses	16,283	17,659	-8%	15,311	6%	46,963	41,766	12%
General & Admin Expenses	26,861	21,604	24%	18,856	42%	63,248	62,838	1%
Total SG&A Expenses	43,144	39,263	10%	34,167	26%	110,211	104,604	5%
Launches	318,585	229,366	39%	91,294	249%	786,306	371,749	112%
Net Pre-Sales	245,195	289,946	-15%	35,892	583%	778,679	269,387	189%
Net Revenue	221,560	243,137	-9%	128,935	72%	644,140	411,809	56%

Other Operating Revenues/ Expenses totaled R$15.5 million, which is an increase of 32.1% compared to the 3Q14 and  32.8% compared to 2Q15. This was mainly due to the write-off of assets related to the conclusion of the revision work of Tenda’s legal deposits. The table below contains details on the breakdown of this expense.

Table 33. Tenda Segment – Other Revenues/Operating Expenses (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y(%)
Litigation Expenses	(7,999)	(4,796)	67%	(11,737)	-32%	(18,900)	(36,864)	-49%
Other	(7,502)	(6,877)	9%	2	-375200%	(13,308)	158	-8523%
Total	(15,501)	(11,673)	33%	(11,735)	32%	(32,208)	(36,706)	-12%

Over the past two years, the strong volume of deliveries related to delayed projects resulted in increased contingencies in the Tenda segment. The Company expects to see a reduction in the volume of such expenses over the coming years as a result of the delivery of the final legacy projects and the full contribution of New Model projects which are demonstrating strong operational performance.

Adjusted EBITDA

Adjusted EBITDA was positive R$24.4 million in 3Q15, a favorable comparison to the R$15.2 million in 2Q15 and the R$9.8 million EBITDA loss in the same period last year. The result reflects the consolidation of the new business model’s improved operating performance in the Tenda segment. In the 9M15, adjusted EBITDA was positive R$60.7 million against a R$36.6 million adjusted EBITDA loss in the previous year. Adjusted EBITDA margin reached 11.0% in 3Q15, compared to 6.3% in 2Q15. YTD, adjusted EBITDA margin reached 9.4%

The increased percentage of projects under the New Model in Tenda’s revenue mix and the related delivery of legacy projects since 2013, has resulted in improved gross margins in recent quarters. In addition to the improved performance, Tenda’s efficiencies in its cost structure have resulted in a significant increase in EBITDA in the Tenda segment during the period.

Table 34. Tenda – Adjusted EBITDA (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y(%)
Net (Loss) Profit	11,830	20,035	-41%	(25,219)	147%	43,311	(80,662)	154%
(+) Financial Results	1,970	(5,651)	-135%	(5,058)	-139%	(5,209)	(6,301)	-17%
(+) Income taxes	1,993	(6,032)	-133%	374	433%	771	7,413	-90%
(+) Depreciation & Amortization	4,022	3,482	16%	3,971	1%	10,894	11,453	-5%
(+) Capitalized interests	3,760	5,010	-25%	16,328	-77%	11,517	31,469	-63%
(+) Expenses with Stock Option Plan	545	533	2%	286	91%	1,606	311	416%
(+) Minority Shareholders	283	(2,156)	-113%	(510)	-155%	(2,151)	(331)	552%
Adjusted EBITDA	24,403	15,221	60%	(9,828)	-348%	60,739	(36,648)	-266%
Net Revenue	221,560	243,137	-9%	128,935	72%	644,140	411,809	56%
Adjusted EBITDA Margin	11.0%	6.3%	470 bps	-7.6%	1,860 bps	9.4%	-8.9%	1,830 bps

11) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the sale of the participation in Alphaville, which was allocated to Tenda, was excluded.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$109.0 million in 3Q15. The consolidated margin for the quarter was 43.4%.

Table 35. Results to be recognized (REF) (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y (%)
Revenues to be recognized	251,343	237,309	6%	139,318	80%
Costs to be recognized (units sold)	(142,303)	(138,261)	3%	(99,308)	43%
Results to be Recognized	109,040	99,048	10%	40,010	173%
Backlog Margin	43.4%	41.7%	170 bps	28.7%	1,470 bps

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On September 30, 2015, cash and cash equivalents, and securities, totaled R$921.8 million, up 5.1% from June 30, 2015.

Accounts Receivable

At the end of the 3Q15, total consolidated accounts receivable decreased 14.1% y-o-y to R$2.8 billion, and by 1.2% compared to 2Q15.

The Gafisa and Tenda segments have approximately R$690.1 million in accounts receivable from finished units, out of which R$429.9 million is currently being transferred to financial institutions.

Table 36. Total Receivables (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y(%)
Receivables from developments (off balance sheet)	839,492	935,530	-10%	1,345,831	-38%
Receivables from PoC – ST (on balance sheet)	1,488,988	1,464,279	2%	1,575,922	-6%
Receivables from PoC – LT (on balance sheet)	487,007	450,243	8%	355,292	37%
Total	2,815,487	2,850,052	-1%	3,277,045	-14%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s operating cash generation reached R$78.5 million in 3Q15. The Gafisa segment contributed cash generation of R$58.5 million, in line with the R$52.1 million reported last quarter. The volume of transferring/receiving process of units sold to financing agents reached R$153.4 million during the period, and R$521.5 million YTD. The Tenda segment generated R$20.0 million in cash, with R$207.9 million transferred in 3Q15 and R$491.8 transferred million in 9M15. YTD, the Company generated operating cash of R$95.3 million.

While consolidated operating cash generation reached R$78.5 million, the Company ended 3Q15 with operating cash consumption of R$6.5 million, and consumption of R$104.3 million in the year. It is worth noting that this result does not include the R$24.2 million used in the share buyback program during the 9M15.

Table 37. Cash Generation (R$000)

	4Q14*	1Q15	2Q15	3Q15
Availabilities	1,157,254	1,116,169	876,813	921,828
Change in Availabilities(1)		(41,085)	(239,356)	45,015
Total Debt + Investor Obligations	2,597,554	2,651,383	2,440,095	2,493,639
Change in Total Debt + Inventor Obligations (2)		53,829	(211,288)	53,544
Other Investments	426,509	208,740	208,740	210,761
Change in Other Investments (3)		25,162	-	2,021
Cash Generation in the period (1) - (2) + (3)		(69,753)	(28,068)	(6,508)
Cash Generation Final		(69,753)	(97,821)	(104,329)

*The 4Q14 data refers only to the final balance of the period in order to help in the reconciliation of the balance changes in 2015.

Liquidity

At the end of September 2015, the Company’s Net Debt/Equity ratio reached 50.5%, which is stable compared to 50.4% in the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 13.2%.

The Company's consolidated gross debt reached R$2.5 billion at the end of 3Q15, an increase of 2.1% compared to 2Q15 and a decrease of 12.2% y-o-y. In the 3Q15, the Company amortized R$226.2 million in debt, of which R$203.7 million was project finance and R$22.5 million was corporate debt. A total of R$201.4 million, however, was disbursed, allowing for a net amortization of R$24.8 million. For the 9M15, approximately R$813.1 million of gross debt, representing 76.6% of debt maturing in 2015, was amortized. Throughout the year, new releases of R$477.2 million and payments of R$813.1 million were held, of which R$626.4 million reflected project debt and R$186.7 million reflected corporate debt, thus allowing for a net amortization in the first nine months of R$ 335.8 million.

Table 38. Debt and Investor Obligations (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y(%)
Debentures – FGTS (A)	808,532	784,992	3%	950,914	-15%
Debentures – Working Capital (B)	364,900	360,025	1%	450,336	-19%
Project Financing SFH – (C)	1,173,382	1,142,459	3%	1,146,570	2%
Working Capital (D)	137,891	145,324	-5%	283,349	-51%
Total (A)+(B)+(C)+(D) = (E)	2,484,705	2,432,800	2%	2,831,169	-12%
Investor Obligations (F)	8,934	7,296	22%	17,080	-48%
Total Debt (E)+(F) = (G)	2,493,639	2,440,096	2%	2,848,249	-12%
Cash and Availabilities (H)	921,828	876,813	5%	1,463,425	-37%
Net Debt (G)-(H) = (I)	1,571,811	1,563,283	1%	1,384,824	14%
Equity + Minority Shareholders (J)	3,112,609	3,099,492	0%	3,129,137	-1%
(Net Debt) / (Equity) (I)/(J) = (K)	50.5%	50.4%	10 bps	44.3%	620 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	-13.2%	-11.7%	150 bps	-22.8%	-960 bps

The Company ended the third quarter of 2015 with R$1.1 billion in total debt due in the short term. It should be noted, however, that 72.5% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 13.34% p.y., or 94.42% of the CDI.

Table 39. Debt Maturity (R$000)

(R$ 000)	Average Cost (p.y.)	Total	Until Sep/16	Until Sep/17	Until Sep/18	Until Sep/19	After Sep/19
Debentures - FGTS (A)	TR + 9.08% - 9.8247%	808,532	334,087	324,556	149,889	-	-
Debentures – Working Capital (B)	CDI + 1.90% - 1.95% / IPCA + 7.96% - 8.22%	364,900	188,967	53,197	83,615	19,558	19,563
Project Financing SFH (C)	TR + 8.30% - 11.00% / 117.0% CDI / 12.87%	1,173,382	487,990	502,361	164,361	17,358	1,312
Working Capital (D)	CDI + 2.20% / 117.9% CDI	137,891	115,930	21,961	-	-	-
Total (A)+(B)+(C)+(D) = (E)		2,484,705	1,126,974	902,075	397,865	36,916	20,875
Investor Obligations (F)	CDI + 0.59%	8,934	6,654	2,280	-	-	-
Total Debt (E)+(F) = (G)		2,493,639	1,133,628	904,355	397,865	36,916	20,875
% Total Maturity per period		-	45.5%	36.3%	16.0%	1.5%	0.8%
Volume of maturity of Project finance as % of total debt ((A)+ (C))/ (G)		-	72.5%	91.4%	79.0%	47.0%	6.3%
Volume of maturity of Corporate debt as % of total debt ((B)+(D) + (F))/ (G)		-	27.5%	8.6%	21.0%	53.0%	93.7%
Ratio Corporate Debt / Mortgages		20.5%/79.5%

Financial Result

Revenue

On a consolidated basis, net revenue in the 3Q15 totaled R$624.0 million, up 5.5% over the 2Q15 and up 26.3% from 3Q14. In the quarter, the Gafisa segment represented 64.5% of consolidated revenues, while Tenda accounted for the remaining 35.5%. In 9M15, consolidated net revenue reached R$1.7 billion, above the R$1.5 billion recorded in the previous year.

Gross Profit & Margin

Gross profit in 3Q15 was R$176.2 million, compared to R$158.5 million in 2Q15, and R$128.9 million in the prior year. Gross margin for the quarter reached 28.2%, an increase compared to prior periods.

Adjusted gross profit reached R$223.8 million, with a margin of 35.9%, compared to 33.9% in the 2Q15 and 36.4% in the previous year. Supported by stable results in the Gafisa segment and the higher volume and consolidation of Tenda’s New Business Model operations, the Company has been able to maintain its adjusted gross margin at a healthy level throughout the past few quarters.

The gross margin has improved since 2013 as Gafisa and Tenda legacy projects have been concluded, reducing their impact on the Company’s results. At the same time, the contribution of more profitable projects launched in core markets and under the Tenda segment’s New Model has increased during recent quarters.

Table 40. Gafisa Group – Gross Margin (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net Revenue	624,043	591,529	5%	494,191	26%	1,735,073	1,501,722	16%
Gross Profit	176,220	158,543	11%	128,853	37%	483,963	391,105	24%
Gross Margin	28.2%	26.8%	140 bps	26.1%	210 bps	27.9%	26.0%	190 bps
(-) Financial Costs	(47,557)	(41,843)	14%	(51,067)	-7%	(119,502)	(126,169)	-5%
Adjusted Gross Profit	223,777	200,386	12%	179,920	24%	603,465	517,274	17%
Adjusted Gross Margin	35.9%	33.9%	200 bps	36.4%	-60 bps	34.8%	34.4%	40 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$89.8 million in 3Q15, and were stable q-o-q. Compared to the 3Q14, there was a 2.1% increase. In the 9M15, selling, general and administrative expenses totaled R$250.3 million, which is 7.2% lower than 9M14.

Table 41. Gafisa Group – SG&A Expenses (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Selling Expenses	38,826	40,635	-4%	37,024	5%	106,574	110,899	-4%
General and Admin Expenses	50,948	49,070	4%	50,887	0%	143,686	158,724	-9%
Total SG&A Expenses	89,774	89,705	0%	87,911	2%	250,260	269,623	-7%
Launches	606,819	481,951	26%	510,428	19%	1,402,352	1,394,761	1%
Net Pre-Sales	492,803	532,131	-7%	230,784	114%	1,448,278	903,125	60%
Net Revenue	624,043	591,529	5%	494,191	26%	1,735,073	1,501,722	16%

Given the substantial decrease in the volume of legacy projects and current market conditions, the Company is seeking to streamline its cost and expense structure and SG&A. In the coming quarters, the Company is looking to improve productivity and increase the efficiency of its operations.

The Other Operating Revenues/ Expenses line totaled an expense of R$46.1 million, up 39.5% compared to the 2Q15, and up 68.8% compared to the previous year. In 9M15, this line reached R$112.7 million.The table below contains more details on the breakdown of this expense.

Table 42. Gafisa Group – Other Operating Revenues/ Expenses (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Litigation expenses	(31,518)	(29,418)	7%	(25,487)	24%	(87,006)	(77,283)	13%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	-	-	-	-	-	-	(13,863)	-100%
Other	(14,589)	(3,633)	302%	(1,827)	699%	(25,707)	(1,479)	1638%
Total	(46,107)	(33,051)	40%	(27,314)	69%	(112,713)	(92,625)	22%

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA, including Alphaville equity income, totaled R$92.4 million in 3Q15, up from R$72.8 million in 2Q15 and R$73.5 million in the prior-year period. Consolidated adjusted EBITDA margin using the same criteria was 14.8%, in-line with a 14.9% margin reported in the previous year and an increase from 12.3% reported in 2Q15. In 9M15, consolidated EBITDA reached R$261.6 million, with a 15.1% margin.

Table 43. Gafisa Group – Consolidated Adjusted EBITDA (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net (Loss) Profit	13,486	28,487	-53%	(9,954)	235%	73,623	(50,594)	246%
(+) Financial Results	19,689	(2,685)	833%	8,028	145%	25,220	19,014	33%
(+) Income taxes	(3,150)	(5,754)	-45%	9,163	-134%	3,256	27,432	-88%
(+) Depreciation & Amortization	12,444	11,561	8%	11,715	6%	35,674	41,714	-14%
(+) Capitalized interests	47,557	41,843	14%	51,061	-7%	119,501	126,169	-5%
(+) Expenses with Stock Option Plan	2,464	2,383	3%	3,172	-22%	7,465	27,576	-73%
(+) Minority Shareholders	(73)	(3,004)	-98%	272	-127%	(3,126)	(1,544)	103%
Adjusted EBITDA	92,417	72,831	27%	73,457	26%	261,613	189,767	38%
Net Revenue	624,043	591,529	5%	494,191	26%	1,735,073	1,501,722	16%
Adjusted EBITDA Margin	14.8%	12.3%	250 bps	14.9%	-10 bps	15.1%	12.6%	250 bps

1) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Consolidated EBITDA considers the equity income from Alphaville.

Depreciation and Amortization

Depreciation and amortization in the 3Q15 reached R$12.4 million, up 7.6% compared to 2Q15 and 6.2% compared to the R$11.7 million recorded in 3Q14. In 9M15, depreciation and amortization totaled R$35.7 million compared to R$41.7 million reported in the previous year.

Financial Results

Net financial result was negative R$19.7 million in the 3Q15, compared with a negative result of R$8.0 million in 3Q14 and a positive result of R$2.7 million in 2Q15. Financial revenues totaled R$23.1 million, down 42.0% y-o-y due to the lower balance of funds available in the period. Financial expenses reached R$42.8 million, compared to R$44.5 million in 3Q14. Notably in the quarter, the Gafisa segment posted an increase of 9.1% in financial expenses compared to the same period last year, mainly impacted by the marking effect of the swap operations market. This result reflected the rising behavior seen in the future yield curve. YTD, the net financial result was negative R$25.2 million, compared to a net loss of R$19.0 million in the same period last year.

Taxes

Income taxes, social contribution and deferred taxes for 3Q15 amounted to a credit of R$3.2 million, due to the constitution of deferred income tax asset in the Gafisa segment over credits of temporary nature in the period. In the year, income tax and social contribution totaled R$3.3 million.

Net Income

Gafisa Group ended the 3Q15 with a net profit of R$13.5 million. Excluding the equity income from AUSA, the Company recorded net income of R$12.3 million in the quarter, compared to a net loss of R$16.6 million recorded in 3Q14 and net income of R$23.3 million in 2Q15. In 9M15, net income was positive R$73.6 million, including Alphaville’s equity income, compared to a net loss of R$50.6 million in the same period last year.

Table 44. Consolidated – Net Income (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net Revenue	624,043	591,529	5%	494,191	26%	1,735,073	1,501,722	16%
Gross Profit	176,220	158,543	11%	128,853	37%	483,963	391,105	24%
Gross Margin	28.2%	26.8%	140 bps	26.1%	210 bps	27.9%	26.0%	190 bps
Adjusted Gross Profit[1]	223,777	200,386	12%	179,920	24%	603,464	517,274	17%
Adjusted Gross Margin[1]	35.9%	33.9%	200 bps	36.4%	-60 bps	34.8%	34.4%	40 bps
Adjusted EBITDA[2]	92,417	72,831	27%	73,457	26%	261,613	189,767	38%
Adjusted EBITDA Margin	14.8%	12.3%	250 bps	14.9%	-10 bps	15.1%	12.6%	250 bps
Net Income (ex- the sale of AUSA)	13,486	28,487	-53%	(9,954)	235%	73,623	(50,594)	246%
( - ) Alphaville Equity Income	(1,168)	(5,210)	-78%	(6,595)	-82%	(23,339)	(11,560)	102%
Net Income (ex- AUSA Sale and Equity Income)	12,318	23,277	-47%	(16,551)	174%	50,284	(62,154)	181%

1) Adjusted by capitalized interests.

2) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

3) Consolidated EBITDA includes the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$324.9 million in the 3Q15. The consolidated margin for the quarter was 40.2%.

Table 45. Gafisa Group – Results to be recognized (REF) (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y(%)
Revenues to be recognized	808,851	901,383	-10%	1,296,708	-38%
Costs to be recognized (units sold)	(484,001)	(537,145)	-10%	(807,735)	-40%
Results to be Recognized	324,850	364,238	-11%	488,973	-34%
Backlog Margin	40.2%	40.4%	-20 bps	37.7%	250 bps

Alphaville Urbanismo net revenues reach R$ 762 million in 9M15

São Paulo, November 6th, 2015 – Alphaville Urbanismo SA releases its results for the 3nd quarter of 2015 (3Q and 9M).

Financial Results

In the third quarter of 2015, net revenues were R$ 255 million, 21.8% above the same period of 2014 and 4.8% lower than 2Q15. Net income was R$ 5 million, 76.7% lower than 3Q14 and 70.5% lower than the previous quarter.

	3Q15	3Q14		2Q15
		R$	∆	R$	∆
Net Revenue	255	209	21.8%	267	-4.8%
Net Income	5	22	-76.7%	17	-70.5%
Margin	2%	11%		6%

In the first nine months of the year, net revenues totaled R$ 762 million, 31.3% higher than 9M14. Net profit on 9M15 was R$ 58 million, representing an increase of 49.8% million considering the same period in 2014.

	9M15	9M14
		R$	∆
Net Revenue	762	580	31.3%
Net Income	58	39	49.8%
Margin	8%	7%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164

Financial Statements Gafisa Segment

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net Revenue	402,483	348,392	16%	365,256	10%	1,090,933	1,089,913	0%
Operating Costs	(293,653)	(258,124)	14%	(258,533)	14%	(793,688)	(775,165)	2%
Gross Profit	108,830	90,268	21%	106,723	2%	297,245	314,748	-6%
Gross Margin	27.0%	25.9%	110 bps	29.2%	-220 bps	27.2%	28.9%	-170 bps
Operating Expenses	(94,954)	(79,420)	20%	(68,807)	38%	(234,994)	(240,559)	-2%
Selling Expenses	(22,543)	(22,976)	-2%	(21,713)	4%	(59,611)	(69,133)	-14%
General and Administrative Expenses	(24,087)	(27,466)	-12%	(32,031)	-25%	(80,438)	(95,886)	-16%
Other Operating Revenues/Expenses	(30,606)	(21,378)	43%	(15,585)	96%	(80,505)	(55,925)	44%
Depreciation and Amortization	(8,422)	(8,079)	4%	(7,744)	9%	(24,780)	(30,261)	-18%
Equity income	(9,296)	479	-2041%	8,266	-212%	10,340	10,646	-3%
Operational Result	13,876	10,848	28%	37,916	-63%	62,251	74,189	-16%
Financial Income	20,975	19,978	5%	20,583	2%	60,230	75,903	-21%
Financial Expenses	(38,694)	(22,944)	69%	(33,669)	15%	(90,659)	(101,218)	-10%
Net Income Before Taxes on Income	(3,843)	7,882	-149%	24,830	-115%	31,822	48,874	-35%
Deferred Taxes	9,134	(1,028)	989%	(1)	913500%	6,094	(384)	-1687%
Income Tax and Social Contribution	(3,991)	750	-632%	(8,788)	55%	(8,579)	(19,635)	-56%
Net Income After Taxes on Income	1,300	7,604	-83%	16,041	-92%	29,337	28,855	2%
Minority Shareholders	(356)	(848)	-58%	778	-146%	(975)	(1,213)	-20%
Net Income	1,656	8,452	-80%	15,263	-89%	30,312	30,068	1%

Financial Statements Tenda Segment

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net Revenue	221,560	243,137	-9%	128,935	72%	644,140	411,809	56%
Operating Costs	(154,170)	(174,862)	-12%	(106,805)	44%	(457,422)	(335,452)	36%
Gross Profit	67,390	68,275	-1%	22,130	205%	186,718	76,357	145%
Gross Margin	30.4%	28.1%	230 bps	17.2%	1.320 bps	29.0%	18.5%	1,050 bps
Operating Expenses	(51,314)	(62,079)	-17%	(52,543)	-2%	(149,996)	(156,238)	-4%
Selling Expenses	(16,283)	(17,659)	-8%	(15,311)	6%	(46,963)	(41,766)	12%
General and Administrative Expenses	(26,861)	(21,604)	24%	(18,856)	42%	(63,248)	(62,838)	1%
Other Operating Revenues/Expenses	(15,501)	(11,673)	33%	(11,735)	32%	(32,208)	(36,706)	-12%
Depreciation and Amortization	(4,022)	(3,482)	16%	(3,971)	1%	(10,894)	(11,453)	-5%
Equity income	11,353	(7,661)	-248%	(2,670)	-525%	3,317	(3,475)	-195%
Operational Result	16,076	6,196	159%	(30,413)	-153%	36,722	(79,881)	-146%
Financial Income	2,147	24,292	-91%	15,890	-86%	39,774	42,731	-7%
Financial Expenses	(4,117)	(18,641)	-78%	(10,832)	-62%	(34,565)	(36,430)	-5%
Net Income Before Taxes on Income	14,106	11,847	19%	(25,355)	-156%	41,931	(73,580)	-157%
Deferred Taxes	1,768	7,154	-75%	860	106%	5,634	(152)	-3807%
Income Tax and Social Contribution	(3,761)	(1,122)	235%	(1,234)	205%	(6,405)	(7,261)	-12%
Net Income After Taxes on Income	12,113	17,879	-32%	(25,729)	-147%	41,160	(80,993)	-151%
Minority Shareholders	283	(2,156)	-113%	(510)	-155%	(2,151)	(331)	550%
Net Income	11,830	20,035	-41%	(25,219)	-147%	43,311	(80,662)	-154%

Consolidated Financial Statements

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net Revenue	624,043	591,529	5%	494,191	26%	1,735,073	1,501,722	16%
Operating Costs	(447,823)	(432,986)	3%	(365,338)	23%	(1,251,110)	(1,110,617)	13%
Gross Profit	176,220	158,543	11%	128,853	37%	483,963	391,105	24%
Gross Margin	28.2%	26.8%	140 bps	26.1%	210 bps	27.9%	26.0%	190 bps
Operating Expenses	(146,268)	(141,499)	3%	(121,344)	21%	(384,990)	(396,791)	-3%
Selling Expenses	(38,826)	(40,635)	-4%	(37,024)	5%	(106,574)	(110,899)	-4%
General and Administrative Expenses	(50,948)	(49,070)	4%	(50,887)	0%	(143,686)	(158,724)	-9%
Other Operating Revenues/Expenses	(46,107)	(33,051)	40%	(27,314)	69%	(112,713)	(92,625)	22%
Depreciation and Amortization	(12,444)	(11,561)	8%	(11,715)	6%	(35,674)	(41,714)	-14%
Equity pickup	2,057	(7,182)	-129%	5,596	-63%	13,657	7,171	90%
Operational Result	29,952	17,044	76%	7,509	299%	98,973	(5,686)	1841%
Financial Income	23,122	44,270	-48%	36,473	-37%	100,004	118,634	-16%
Financial Expenses	(42,811)	(41,585)	3%	(44,501)	-4%	(125,224)	(137,648)	-9%
Net Income Before Taxes on Income	10,263	19,729	-48%	(519)	-2055%	73,753	(24,700)	-399%
Deferred Taxes	10,902	6,126	78%	859	1169%	11,728	(536)	2288%
Income Tax and Social Contribution	(7,752)	(372)	1984%	(10,022)	-23%	(14,984)	(26,896)	-44%
Net Income After Taxes on Income	13,413	25,483	-47%	(9,682)	-238%	70,497	(52,132)	-235%
Minority Shareholders	(73)	(3,004)	-98%	268	-127%	(3,126)	(1,538)	103%
Net Result	13,486	28,487	-53%	(9,954)	-235%	73,623	(50,594)	-246%

Balance Sheet Gafisa Segment

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	596,589	541,684	10%	903,901	-34%
Receivables from clients	1,024,269	1,030,823	-1%	1,212,289	-16%
Properties for sale	1,312,099	1,133,046	16%	1,298,367	1%
Other accounts receivable	162,934	225,848	-28%	191,596	-15%
Deferred selling expenses	2,637	4,406	-40%	13,517	0%
Land for sale	6,075	6,074	0%	8,175	-26%
	3,104,603	2,941,881	6%	3,627,845	-14%

Long-term Assets
Receivables from clients	440,826	410,855	7%	332,124	33%
Properties for sale	539,175	715,740	-25%	451,383	19%
Other	156,427	171,972	-9%	198,545	-21%
	1,136,428	1,298,567	-12%	982,052	16%
Intangible anda Property and Equipment	62,211	60,195	3%	63,755	-2%
Investments	1,975,988	1,963,775	1%	1,898,323	4%

Total Assets	6,279,230	6,264,418	0%	6,571,975	-4%

Current Liabilities
Loans and financing	598,530	582,668	3%	440,892	36%
Debentures	306,680	268,943	14%	281,104	9%
Obligations for purchase of land and advances from customers	253,741	228,010	11%	348,970	-27%
Materials and service suppliers	55,790	76,943	-27%	62,865	-11%
Taxes and contributions	59,703	60,640	-2%	57,399	4%
Investor Obligations	5,016	5,016	0%	9,935	-50%
Other	404,532	433,116	-7%	352,048	15%
	1,683,992	1,655,336	2%	1,553,213	8%

Long-term Liabilities
Loans and financings	684,593	668,119	2%	932,132	-27%
Debentures	550,378	568,589	-3%	710,811	-23%
Obligations for purchase of land and advances from customers	88,183	117,839	-25%	55,072	60%
Deferred taxes	19,454	28,589	-32%	44,515	-56%
Provision for contingencies	79,342	75,190	6%	60,718	31%
Investor Obligations	2,280	4,713	-52%	7,145	-68%
Other	56,823	45,109	26%	80,129	-29%
	1,481,053	1,508,148	-2%	1,890,522	-22%

Shareholders' Equity
Shareholders' Equity	3,110,912	3,097,879	0%	3,106,915	0%
Minority Shareholders	3,273	3,055	7%	21,325	-85%
	3,114,185	3,100,934	0%	3,128,240	0%
Total Liabilities and Shareholders' Equity	6,279,230	6,264,418	0%	6,571,975	-4%

Balance Sheet Tenda Segment

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	325,239	335,129	-3%	559,524	-42%
Receivables from clients	464,720	433,456	7%	363,633	28%
Properties for sale	459,852	487,252	-6%	570,304	-19%
Other accounts receivable	94,677	132,872	-29%	131,971	-28%
Land for sale	127,242	117,452	8%	73,996	72%
	1,471,730	1,506,161	-2%	1,699,428	-13%

Long-term Assets
Receivables from clients	46,181	39,388	17%	23,168	99%
Properties for sale	176,261	179,759	-2%	181,754	-3%
Other	63,286	64,441	-2%	89,770	-30%
	285,728	283,588	1%	294,692	-3%
Intangible anda Property and Equipment	38,810	38,018	2%	39,596	-2%
Investments	168,137	155,891	8%	203,766	-17%

Total Assets	1,964,405	1,983,658	-1%	2,237,482	-12%

Current Liabilities
Loans and financing	5,390	7,655	-30%	33,469	-84%
Debentures	216,374	207,485	4%	109,335	98%
Obligations for purchase of land and advances from customers	129,169	158,181	-18%	143,323	-10%
Materials and service suppliers	23,006	32,074	-28%	20,602	12%
Taxes and contributions	86,645	73,227	18%	79,485	9%
Other	70,412	94,995	-26%	314,136	-78%
	530,996	573,617	-7%	700,350	-24%

Long-term Liabilities
Loans and financings	22,760	29,341	-22%	23,426	-3%
Debentures	100,000	100,000	0%	300,000	-67%
Obligations for purchase of land and advances from customers	71,044	57,809	23%	21,087	237%
Deferred taxes	2,725	4,493	-39%	9,783	-72%
Provision for contingencies	56,528	57,707	-2%	65,062	-13%
Other	42,610	35,695	19%	68,629	-38%
	295,667	285,045	4%	487,987	-39%

Shareholders' Equity
Shareholders' Equity	1,103,393	1,091,018	1%	1,024,864	8%
Minority Shareholders	34,349	33,978	1%	24,281	41%
	1,137,742	1,124,996	1%	1,049,145	8%
Total Liabilities and Shareholders' Equity	1,964,405	1,983,658	-1%	2,237,482	-12%

Consolidated Balance Sheets

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	921,828	876,813	5%	1,463,425	-37%
Receivables from clients	1,488,988	1,464,279	2%	1,575,922	-6%
Properties for sale	1,771,950	1,620,297	9%	1,868,671	-5%
Other accounts receivable	226,417	322,469	-30%	184,842	22%
Prepaid expenses and others	7,876	10,293	-23%	20,015	-61%
Land for sale	133,317	123,526	8%	82,171	62%
	4,550,376	4,417,677	3%	5,195,046	-12%

Long-term Assets
Receivables from clients	487,007	450,243	8%	355,292	37%
Properties for sale	715,436	895,500	-20%	633,137	13%
Other	204,748	221,448	-8%	273,351	-25%
	1,407,191	1,567,191	-10%	1,261,780	12%
Intangible anda Property and Equipment	126,498	123,689	2%	146,431	-14%
Investments	975,459	963,989	1%	975,597	0%

Total Assets	7,059,524	7,072,546	0%	7,578,854	-7%

Current Liabilities
Loans and financing	603,920	590,323	2%	474,361	27%
Debentures	523,054	476,428	10%	390,439	34%
Obligations for purchase of land and advances from customers	382,910	386,192	-1%	492,293	-22%
Materials and service suppliers	78,796	109,017	-28%	83,467	-6%
Taxes and contributions	114,613	107,483	7%	108,722	5%
Investor Obligations	6,654	5,016	33%	9,935	-33%
Other	479,084	524,128	-9%	562,118	-15%
	2,189,031	2,198,587	0%	2,121,335	3%

Long-term Liabilities
Loans and financings	707,353	697,460	1%	955,558	-26%
Debentures	650,378	668,589	-3%	1,010,811	-36%
Obligations for purchase of land and advances from customers	159,228	175,649	-9%	76,159	109%
Deferred taxes	22,179	33,081	-33%	54,299	-59%
Provision for contingencies	139,879	139,208	0%	125,780	11%
Investor Obligations	2,280	2,280	0%	7,145	-68%
Other	76,587	58,200	32%	98,630	-22%
	1,757,884	1,774,467	-1%	2,328,382	-25%

Shareholders' Equity
Shareholders' Equity	3,110,914	3,097,881	0%	3,106,916	0%
Minority Shareholders	1,695	1,611	5%	22,221	-92%
	3,112,609	3,099,492	0%	3,129,137	-1%
Liabilities and Shareholders' Equity	7,059,524	7,072,546	0%	7,578,854	-7%

Cash Flow

	3Q15	3Q14	9M15	9M14
Income Before Taxes on Income	10,263	(519)	73,753	(24,700)
Expenses (income) not affecting working capital	90,095	63,715	226,458	192,470
Depreciation and amortization	12,444	11,715	35,674	41,714
Impairment allowance	(6,828)	(10,063)	(2,453)	(9,684)
Expense on stock option plan	2,464	3,172	7,465	27,577
Penalty fee over delayed projects	337	(4,647)	(606)	(5,322)
Unrealized interest and charges. net	22,091	27,102	59,754	47,414
Equity pickup	(2,057)	(5,596)	(13,657)	(7,171)
Disposal of fixed asset	(112)	4,639	946	6,836
Warranty provision	(288)	3,937	8,541	(7,020)
Provision for contingencies	31,518	25,487	87,006	77,283
Profit sharing provision	13,411	9,726	25,449	26,151
Allowance (reversal) for doubtful debts	3,955	(6,356)	3,150	(9,662)
Writeoff of Investments	(104)	-	(2,421)	-
Profit / Loss from financial instruments	13,264	4,599	17,610	4,354
Clients	(64,381)	113,865	(142,415)	292,887
Properties for sale	19,664	(328,569)	(23,453)	(409,947)
Other receivables	17,181	13,237	1,278	10,839
Deferred selling expenses and pre-paid expenses	2,418	6,206	7,568	15,170
Obligations on land purchases	(19,702)	133,657	(49,604)	80,103
Taxes and contributions	7,130	(703)	189	(31,791)
Accounts payable	(30,221)	6,848	(16,335)	4,125
Salaries. payroll charges and bonus provision	(805)	2,803	(18,202)	(43,023)
Other accounts payable	(28,344)	49,968	(85,356)	19,976
Current account operations	26,487	47,232	16,465	(4,038)
Paid taxes	3,150	(18,326)	(3,256)	(103,008)
Cash used in operating activities	32,935	89,414	(12,910)	(937)
Investments activities
Purchase of property and equipment	(15,140)	(17,128)	(37,523)	(52,256)
Redemption of securities. restricted securities and loans	1,964,858	(157,180)	4,097,940	2,387,569
Investments in marketable securities. restricted securities	(2,096,220)	-	(3,904,527)	(1,880,258)
Investments increase	(192)	(15,954)	(1,154)	(11,534)
Dividends receivables	-	(1,990)	-	58,311
Cash used in investing activities	(146,694)	(192,252)	154,736	501,832
Financing activities
Contributions from venture partners	1,638	2,418	(2,096)	(106,600)
Increase in loans and financing	261,265	430,491	643,937	666,692
Repayment of loans and financing	(231,450)	(298,994)	(805,510)	(941,844)
Stock repurchase	(2,022)	(2,207)	(24,157)	(53,561)
Dividend payments	-	-	-	(117,129)
Mutual Operations	(2,024)	(2,201)	3,388	(8,799)
Sale of treasury shares	1,212	4,103	3,023	17,583
Result from the sale of treasury shares	(1,207)	(4,094)	(2,424)	(10,664)
Net cash provided by financing activities	27,412	129,516	(183,839)	(554,322)
Net increase (decrease) in cash and cash equivalents	(86,347)	26,678	(42,013)	(53,427)
At the beginning of the period	154,229	135,089	109,895	215,194
At the end of the period	67,882	161,767	67,882	161,767
Net increase (decrease) in cash and cash equivalents	(86,347)	26,678	(42,013)	(53,427)

About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to  growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects  delivered under the Gafisa brand - more than any other company in Brazil.   Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the  upper-middle and upper class segments  through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And,, it participates through its  30% interest in Alphaville, a leading urban developer, in the national development and  sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 6, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer